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**ANN 1/20/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04001632

SEC RECEIVED JAN 12 2004 PROCESSING WASH. SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
US. SECURITIES INTERNATIONAL, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) New York (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa (212) 227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. SECURITIES INTERNATIONAL, CORP, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

DONALD [illegible]
Notary Public, State [illegible] York
No. 02LI6040376
Qualified in Westchester County
Commission Expires April 17, 2005
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Securities International Corp.

Statement of Financial Condition
September 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
U.S. Securities International Corp.

In our opinion, the accompanying statement of financial condition presents fairly in all material respects, the financial position of U.S. Securities International Corp. (the "Company") at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 7, 2004

U.S. Securities International Corp.
Statement of Financial Condition
September 30, 2003

Assets		
Cash and cash equivalents, including $98,356 of money market mutual fund shares, at market value	$	100,912
Receivable from brokers and dealers		10,217
Deferred tax asset		119,196
Exchange membership, at cost (market value $245,000)		1
Other assets		24,900
Total assets	$	255,226
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	40,667
Deferred income		52,077
Total liabilities		92,744
Stockholders' equity		
Common stock, $1 par value		
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares		86
Voting, authorized 10,000 shares; issued and outstanding 6 shares		6
Paid-in capital		10,146
Retained earnings		164,196
Less, advances to stockholders		(11,952)
Total stockholders' equity		162,482
Total liabilities and stockholders' equity	$	255,226

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company"), was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is a member of the Chicago Board Options Exchange (CBOE).

Cash and cash equivalents consist of cash and investments in short-term money market funds.

Furniture and equipment are fully expensed in the year acquired.

Other assets consist primarily of securities which are valued at fair market value and a rent security deposit.

The Company records all securities transactions on a trade-date basis.

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents net commissions receivable from a clearing broker. The same nationally recognized clearing broker acts as custodian for money market mutual fund shares valued at $88,493 of the $98,356 of money market mutual fund shares at September 30, 2003.

3. Stockholders' Equity - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The SEC may require a reduction in, or prohibit the expansion of, a firm's business activities if the net capital ratio exceeds 12 to 1 or 10 to 1, respectively.

As of September 30, 2003, the Company had net capital of $15,434 as compared with the required minimum net capital of $6,186. The ratio of aggregate indebtedness to net capital was 6 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

4. Income Taxes

At September 30, 2003, the Company had a deferred tax asset of $119,196, determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, which is attributable to net operating loss carryforwards. A valuation allowance has not been placed against the deferred tax asset, as management believes that the benefit related to the deferred tax assets is more likely than not to be realized.

The Company files its tax return on a June 30 fiscal year.

5. Leases

On September 29, 2003, the Company entered into a lease for office space which expires on November 30, 2008. The lease requires monthly rental payments of $4,275 per month for the period commencing October 1, 2003 through March 31, 2006, and monthly rental payments of $4,560 per month commencing on April 1, 2006 throughout the remainder of the lease. The lease is subject to escalation based on taxes and other costs. At September 30, 2003 the future minimum payments were as follows:

Year Ended	
2004	$ 51,300
2005	51,300
2006	53,010
2007	54,720
2008	54,720
2009	9,120
Total minimum lease payments	$ 274,170

The Company rents property on a monthly basis from a firm owned by an officer of the Company.

The Company has an agreement to lease its seat on the Chicago Board Options Exchange. The lease is cancelable at six-month intervals. Lease payments are based on the average fair market value of the seat multiplied by a monthly interest factor.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At September 30, 2003, the Company has recorded no liabilities with regard to these rights.

7. Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees.

8. Shareholder Advances

In 1974, concurrent with the formation of the Company, the Company advanced $12,702 to the shareholders under 4% demand notes. At September 30, 2003, shareholder advances net of repayment was $11,952. All interest on the advances has been waived through September 30, 2003.

9. Deferred Income

Deferred income relates to a government grant received from the World Trade Center Business Recovery Grant Program in October 2002. This program was established to provide assistance to certain businesses affected by the events of September 11, 2001. Under certain provisions of this program, the Company must maintain a substantial portion of its business operations within New York City for a three year time frame from the date of its application. The Company may be required to repay this grant if the Company does not comply with the provisions of this program. This grant is being amortized over a three year period beginning October 1, 2002.

10. Subsequent Event

The Company has received in January 2004 aggregate capital contributions of $100,000 from its shareholders. Management of the Company considers such an amount to be sufficient to meet the business requirements for the year ending September 30, 2004.